November 14, 2006

Melinda Urion

2759 NW 161st Street

Clive, Iowa 50325

Re: Separation and Release Agreement

Dear Melinda:

This is written in light of the indication by Aviva PLC ("Aviva") that it desires and intends to use its own Chief Financial Officer to conduct the business of AmerUs Group Co. (“AmerUs”) subsequent to its acquisition of AmerUs (the "Closing" of the "Merger" pursuant to the "Merger Agreement"). Consequently, this will confirm our understanding and agreement (“Agreement”) with respect to the following:

(i) terms and conditions primarily associated with your continued employment by AmerUs during the transition period described below and with the termination of your employment as Executive Vice President and Chief Financial Officer of AmerUs (the " Employment Provisions");

(ii) provisions amending your Supplemental Benefit Agreement entered into with AmerUs effective February 3, 2003 (the "Supplemental Benefit Agreement Provisions");

(iii) the restrictive covenant provisions (the "Covenant Provisions"); and

(iv) your waiver and release of AmerUs and Aviva (the "Waiver Provisions").

All provisions of this Agreement shall become effective and enforceable when this Agreement has been completely executed and delivered and the revocation period described in Paragraph 16 hereof has passed.

A "Qualifying Termination" hereunder shall occur only when (i) your employment is terminated by AmerUs without "Cause" (as defined in Paragraph 1(k) below) and (ii) prior to such termination, you have continued to devote your full-time attention, best efforts and cooperation in furthering the business and interests of AmerUs. The date of any termination of your employment (whether or not a Qualifying Termination) is called the "Last Date of Employment". It is agreed that, if you have not previously resigned, been terminated without Cause after the Closing or been terminated for Cause, AmerUs shall terminate your employment without Cause on December 15, 2006; provided, however, that, if the Closing shall not have occurred before December 15, 2006 and the Merger Agreement shall not have been terminated before December 15, 2006, AmerUs shall terminate your employment without Cause immediately af ter the Closing. If the Merger Agreement shall be terminated, this Agreement shall immediately become null and void ab initio.

Employment Provisions

1.	The following Employment Provisions are agreed in consideration of the mutual promises and assurances made herein:

a.

Base Compensation and MIP – In return for your full-time attention, best efforts and cooperation in furthering the business and interests of AmerUs from the date of this Agreement through your Last Date of Employment, you shall be paid (i) your regular base compensation ($400,000 annualized) and (ii) a 2006 MIP bonus of not less than $200,000. Your base compensation shall continue to be paid bi-monthly consistent with the current payroll practices of AmerUs. Your 2006 MIP bonus shall be paid in February 2007, provided that your employment shall not have terminated prior to December 15, 2006 in other than a Qualifying Termination and provided that there shall be no duplication of any MIP-related amount paid to you pursuant to MIP amendments made in accordance with the Merger Agreement. All such payments shall be subject t o regular withholding and deductions.

b.

All*AmerUs Savings & Retirement Plan – Your active participation in the 401(k) Savings and Retirement Plan shall end on your Last Date of Employment. You currently are vested in the salary deferral and employer matching contributions. In accordance with the Merger Agreement, AmerUs will amend the Plan prior to the Closing to provide that the account of any plan participant involuntarily terminated without cause during the 24-month period following the Closing shall be fully vested. You acknowledge that if you resign or are terminated for "cause" (as defined in the Plan) prior to your normal vesting date of March 1, 2007, the 4% core contribution shall be forfeited.

c.

Supplemental Executive Retirement Plan (SERP) – Your participation in the SERP shall end on your Last Date of Employment. You currently are vested in the salary deferral and employer matching contributions. As of March 1, 2007, or, if earlier, upon a Qualifying Termination, you also will be vested in the 4% core contribution. If you resign or are terminated for Cause prior to March 1, 2007, the 4% core contribution shall be forfeited. It is understood that you have received a SERP statement indicating that you are vested in the 4% core contribution, but the statement was in error. However, as indicated in the third sentence of this paragraph, upon a Qualifying Termination you will be vested in the 4% core contribution.

d.

Long-Term Incentive Plan (LTIP) – You have earned 3,000 performance shares related to the book value per share (BVPS) component of the 2004 LTIP award. To the extent, if any, payment has not previously been made in connection with the Merger, this payment shall be made in February 2007, provided that your employment shall not have terminated prior to December 15, 2006 in other than a Qualifying Termination, and shall be based on the AmerUs stock price on the payment date, if AmerUs stock shall be publicly traded on such date, or, if not, shall be based on the "Merger Consideration" (as defined in the Merger Agreement). You will receive payments with respect to your 2005 and 2006 LTIP awards in accordance with the Merger Agreement.

e.

MIP Deferral Plan – Your participation in the MIP Deferral Plan ends on your Last Date of Employment. Following a Qualifying Termination, to the extent, if any, payment has not previously been made in connection with the Merger, you shall receive the shares purchased with your 2004 MIP deferral and a pro-rated portion of the employer match less applicable taxes. This distribution will be based on the closing price of AmerUs stock on your Last Date of Employment, if AmerUs stock shall be publicly traded on such date, or, if not, shall be based on the Merger Consideration.

Because you are a "key officer" of the organization, the distribution of your 2005 and 2006 MIP deferrals in this non-qualified plan is subject to the restrictions imposed under Section 409A of the Internal Revenue Code and regulations and rulings issued thereunder. As a result, to the extent, if any, that payment has not previously been made in connection with the Merger, the distribution of shares purchased with your 2005 and 2006 MIP deferrals and the pro-rated employer match on these deferrals may be suspended for six months from your Last Date of Employment. This distribution will be based on the closing AmerUs stock price on your Last Date of Employment, if AmerUs stock shall be publicly traded on such date, or, if not, shall be based on the Merger Consideration.

f.

Vacation Pay – You shall be paid an amount with respect to any accrued and unused vacation due you in the month following your Last Date of Employment in accordance with AmerUs policies and practices. You shall not be entitled to carry over more than eighty (80) hours from 2006 into 2007.

g.

Other Benefits – Any additional benefits you receive (including, without limitation, car allowance, tax preparation service, professional license reimbursement, matching gift participation, Mayo Executive Health Program, premium discounts for any individual life or annuity policies) shall end on your Last Date of Employment, except as, and unless, continued pursuant to your Supplemental Benefit Agreement.

h.

409A Indemnity. AmerUs agrees that it will timely amend and operate any and all of its non-qualified deferred compensation plans and arrangements in which you participate to comply with the requirements of Section 409A of the Internal Revenue Code, or an applicable exception to such requirements, and that it will indemnify you, on a fully tax-adjusted basis, for any additional income taxes, penalties, interests, and related expenses resulting from any failure of AmerUs to so timely amend and operate such plans and arrangements.

i.

Change in Location. You understand and agree that, subject to the sole discretion of the Chief Executive Officer or the Board of Directors of AmerUs, you may be relieved of certain or all of your current duties between the time this Agreement is executed and your Last Date of Employment, or you may be asked to perform your duties from a mutually agreed-upon location, other than AmerUs. In such event, you shall be obliged to continue to use your best efforts to cooperate with the transition process associated with your departure in a manner that furthers the business and interests of AmerUs.

j.	Rights to Vested Benefits. You will retain all rights to vested benefits, if any, under any AmerUs retirement plans in accordance with the terms of those plans.

k.

Termination for Cause. You agree that your employment and AmerUs’ obligations hereunder may be terminated for Cause. In the event of such termination for Cause, you shall receive only base salary payments through the date of such termination. You agree in the event of a termination for Cause you shall not be entitled to any other benefits under this Agreement or the Supplemental Benefit Agreement and that any rights and benefits you may have under the employee benefit plans and programs of AmerUs, in which you are a participant, shall be determined in accordance with the terms and provisions of those plans given the circumstances surrounding your termination. You understand and agree in the event of your termination for Cause your obligations under Paragraphs 4-11 hereof remain in effect. For purposes of this Agreement, "Cause" is defined as personal dishonesty related to your employment with AmerUs, gross negligence related to your employment with AmerUs, willful misconduct related to your employment with AmerUs, breach of fiduciary duty related to your employment with AmerUs involving personal profit, intentional failure to perform stated duties, or your conviction of any felony or misdemeanor involving dishonesty or moral turpitude, which, in each case, has not been cured by you within 30 days after a written notice is delivered to you by AmerUs, which specifically identifies the circumstances which constitute Cause.

l.

Performance Bonus. Upon a Qualifying Termination, you shall be entitled to receive a bonus of not more than $50,000, the exact amount to be determined by the Chief Executive Officer of AmerUs, based on your performance through your Last Date of Employment.

m.

Initial Separation Payment. When this Agreement has been completely executed and delivered and the revocation period described in Paragraph 16 hereof has passed, you shall become entitled to receive a payment in the amount of $25,000, which shall become payable at the end of your Last Day of Employment (the "Initial Separation Payment").

n.

Final Separation Agreement. A form of Final Separation Agreement is attached hereto as Exhibit A. You will be asked to execute a Final Separation Agreement substantially in the form attached hereto on or after your Last Day of Employment; however, the provisions of this Agreement are not contingent upon your execution of the Final Separation Agreement.

o.

409A Effect on Certain Payments. Notwithstanding any provision to the contrary in this Agreement (and as briefly discussed with respect to MIP deferral payments in Paragraph 1(e)), if you are deemed on the Last Date of Employment to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B), then, with regard to any payment or the provision of any benefit that is required to be delayed in compliance with Section 409A(a)(2)(B), such payment or benefit shall not be made or provided (subject to the last sentence of this paragraph) prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your "separation from service" (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of your death (the "Deferral Period"). Upon the expiration of the Deferral Period, all payments and benefits deferred pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to you that would not be required to be delayed if the premiums therefore were paid by you, you shall pay the full cost of premiums for such welfare benefits during the Deferral Period and the Employer shall pay you an amount equal to the amount of such premiums paid by you during the Deferral Period promptly after its conclusion.

Supplemental Benefit Agreement Provisions

2.

The parties agree that your Supplemental Benefit Agreement is hereby amended as stated on Exhibit B hereto, effective when this Agreement has been completely executed and delivered and the revocation period described in Paragraph 16 hereof has passed. If on or before your Last Date of Employment there is a “Change in Control” as defined in the Supplemental Benefit Agreement, then it is mutually understood that on a date to be determined by AmerUs, provided that you have not resigned or had your employment terminated for Cause prior to such date, AmerUs shall terminate your employment without Cause (as defined both in the Supplemental Benefit Agreement and herein), and you shall be entitled to receive those benefits provided for under the Supplemental Benefit Agreement, as amended hereby, provided that there shall be no duplication of any benefit provided pursuant to Paragraph 1 hereof.

Waiver Provisions

3.

You confirm that you are given consideration herein which includes consideration (for example, the Initial Separation Payment) which is in addition to any amounts to which you are already entitled and that the consideration is adequate and satisfactory in exchange for the assurances you make in this Agreement, including the release given in Paragraph 4 below, and that AmerUs has no further obligation to you including, without limitation, any obligation under any bonus, long term incentive or other benefit or compensation plan or agreement, except as specifically provided in this Agreement or your Supplemental Benefit Agreement, as amended herein.

4.	You acknowledge and agree, on behalf of yourself and for anyone else who may make a claim on your behalf, including but not limited to your successors and beneficiaries:

a.

You will not pursue and you knowingly and voluntarily release and discharge AmerUs and Aviva, and any subsidiary companies, related entities, affiliates, operating groups, successors and assigns of either AmerUs or Aviva, and their officers, directors, employees, shareholders, employee benefit plans, representatives and agents (“Releasees”) from all charges, complaints, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts, and expenses

(including attorneys’ fees and legal expenses)(hereinafter “Claims”) of any nature whatsoever, known or unknown, which you now have, had, or may hereafter claim to have had against any of the Releasees by reason of any matter, act, omission, transaction, occurrence, or event that has occurred or is alleged to have occurred in connection with your employment with AmerUs, the contractual arrangements made herein with respect to your separation from employment with AmerUs which will be effective on or before December 15, 2006 (or such later date as may be provided by the last sentence immediately preceding Paragraph 1 hereof), and any other matter that is the subject of the release given in this Paragraph 4.

b.

Your release of Claims against the above Releasees includes, but is not limited to, all Claims arising from or in connection with your employment with AmerUs up to and including the date you sign this Agreement, including but not limited to all Claims under the following statutes and court-made legal principles:

1)	The Employee Retirement Income Security Act of 1974, as amended;

2)	Title VII of the Civil Rights Act of 1964, as amended;

3)	Civil Rights Act of 1991;

4)	The Americans with Disabilities Act;

5)	The Iowa Civil Rights Act and any other applicable civil rights laws or regulations;

6)	Any applicable municipal civil rights ordinance;

7)	The Family and Medical Leave Act and any applicable state family and medical leave statute;

8)	The Age Discrimination in Employment Act of 1967, as amended by the Older Workers’ Benefit Protection Act;

9)	Any express or implied contract right;

10)	Any applicable wage payment laws;

11)

Any cause of action alleging defamation, invasion of privacy, breach of the covenant of good faith and fair dealing, wrongful discharge in violation of public policy, intentional infliction of emotional distress or promissory estoppel; and

12)	Any other common law or statutory claim, including, without limitation, claims for unemployment insurance benefits.

c.

Your release of claims does not include your rights, if any, to claim the following: claims for your vested post-termination benefits under any 401K or similar retirement benefit plan, your COBRA rights, your rights to enforce the terms of this Agreement, your rights to assert claims that are based solely on events occurring after this Agreement is signed by you, or your rights under any statute, contract, or the common law to seek a defense and/or indemnification from AmerUs or Aviva, as its successor in interest, for any demands, claims, suits, or actions brought against you by any third party arising from or connected with the performance of your duties for AmerUs.

d.	You hereby acknowledge that you have no known workplace injuries or occupational diseases that have not yet been reported to AmerUs.

e.

You hereby acknowledge and agree that the release given in this Paragraph 4 and the provisions contained in Paragraph 5 below are essential and material terms of this Agreement and without them no agreement would have been reached between you and AmerUs.

f.

You also expressly acknowledge that this Agreement may be pled as a complete defense and will fully and finally bar any and all Claims released herein, whether known or unknown, against any or all of the Releasees based on any matter, act, omission, transaction, occurrence, or event that has occurred or is alleged to have occurred up to the date of this Agreement.

g.

It is acknowledged that, while you waive claims for remedies against Releasees as part of this Agreement, nothing in this Agreement shall limit the ability of you or AmerUs or Aviva (or any of their officers, directors, employees, representatives, agents or assigns) to confer with legal counsel, to testify truthfully under subpoena or court order, or to initiate, provide truthful information for, or cooperate with, an investigation by a municipal, state, or federal agency for enforcement of laws.

5.

You agree to secure the dismissal, with prejudice, of any proceeding, grievance, action, charge or complaint, if any, that you or anyone else on your behalf has filed or commenced against AmerUs, Aviva or any of the other Releasees with respect to any matter involving your employment with AmerUs, the contractual arrangements made herein with respect to your separation from employment with AmerUs, or any other matter that is the subject of the release given in Paragraph 4.

Covenant Provisions

6.	You agree not to apply for employment with AmerUs or any of its subsidiaries, related entities, or successors subsequent to the termination of your employment hereunder.

7.

You agree to cooperate with any of the Releasees in the prosecution and/or defense of any claim in which they may have an interest (with the right of reimbursement for reasonable out-of-pocket expenses actually incurred) which may include, without limitation, being available to participate in any proceeding involving any of the Releasees, permitting interviews with representatives of the Releasees, appearing for depositions and trial testimony, and producing and/or providing any documents or names of other persons with relevant information in your possession or control arising out of your employment in a reasonable time, place and manner.

8.

You agree that you will not use, divulge, sell or deliver to or for yourself or any other person, firm or corporation, other than AmerUs, any confidential information of AmerUs, including but not limited to memoranda, reports, computer software and data banks, customer lists, employee lists, contracts, strategic plans, all confidential information or documents you had access to, learned about or helped to develop during your employment with AmerUs, and any and all other information or documents containing trade secrets or confidential information concerning AmerUs and/or its business operations (“Confidential Information”). Confidential Information does not include information available from or which can be ascertained through public means (e.g. phone books, published materials or industry publications). You agree to surrender to AmerUs all Confidential Information and all other property belonging to AmerUs on your last day worked.

9.

You agree that, for the remainder of your employment with AmerUs and continuing through June 15, 2008 (“Restricted Period”), you shall not solicit for employment, refer for employment, employ in any capacity or advise or recommend to any other person or entity that it employ or solicit for employment any person who as of the date of the signing of this Agreement, or at any time during the Restricted Period, has held a position at AmerUs or any of its related entities.

10.

You agree that, for the remainder of your employment with AmerUs and continuing through June 15, 2008, you shall not render services directly or indirectly as an employee, officer, director, consultant, independent contractor, or in any other capacity to any of the following insurance companies and their respective affiliates: Allianz, ING, Jefferson Pilot, F&G (Old Mutual), Sammons Group (Midland), Life of the Southwest and American Equity.

11.

You agree that should there be a violation or attempted or threatened violation of Paragraphs 4-11 hereof, AmerUs, Aviva or a successor of either may apply for and obtain an injunction to restrain such violation or attempted or threatened violation, to which injunction AmerUs, Aviva or the successor shall be entitled as a matter of right, without posting of any bond, because it is conceded that such cannot reasonably or adequately be compensated in damages in an action at law, and that the right to said injunction is necessary for the protection and preservation of the rights of AmerUs, Aviva or the successor and to prevent irreparable damage to AmerUs, Aviva or its successor. Such injunctive relief shall be in addition to such other rights and remedies as AmerUs, Aviva or the successor may have arising from any breach hereof on your part. The parties ag ree that Aviva shall be a third-party beneficiary of Paragraphs 4-11 hereof.

General Provisions

12.

You confirm you have read this Agreement and understand its terms and effects. You further confirm that by signing this Agreement you are knowingly and voluntarily releasing all Claims described in Paragraph 4 above and you acknowledge you have been advised in writing to, and have had the time and opportunity to, consult with competent legal counsel of your own selection.

13.	By entering into this Agreement, neither AmerUs nor you claim or admit to any liability or wrongdoing, and each denies that it has any liability to the other or has acted wrongly toward the other.

14.

This Agreement shall be governed and conformed in accordance with the laws of Iowa without regard to its conflict of laws provisions. Any action brought to enforce the terms of this Agreement must be brought in the state or federal courts located in the State of Iowa. With the exception of the Supplemental Benefit Agreement as amended herein and incorporated herein by reference, this Agreement supersedes all prior agreements and understandings, whether written or oral, express or implied, with regard to its subject matter. This Agreement cannot be amended, supplemented or modified, nor may any provision hereof be waived, except by a written instrument executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. If any provision of this Agreement is determined by a court of competent jurisdiction not t o be enforceable in the manner set forth in this Agreement, you agree that it is the intention of the parties to this Agreement that such provision should be enforceable to the maximum extent possible under applicable law, and that such provision shall be reformed to make it enforceable in accordance with that intent of the parties. If any provision of this Agreement is held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of the other portions hereof.

15.

This Agreement shall be binding upon you and upon your spouse, next of kin, heirs, attorneys, representatives, beneficiaries, administrators, executors, successors, and assigns, and shall apply fully and accrue to the benefit of AmerUs and the Releasees, and each of them individually, and to their heirs, administrators, representatives, executors, successors, and assigns. In the event of your death, any unpaid consideration referenced in Paragraph 1 of this Agreement or in the Supplemental Benefit Agreement to which you shall have become entitled at or prior to your death shall be paid to your estate on the same schedule referenced in the applicable provision.

Revocation Provisions

16.

You have twenty-one (21) days from the date of receiving this document to consider whether or not to execute this Agreement. In the event of such execution, you have a period of seven (7) days from the date of execution in which to revoke such execution, in which case this Agreement shall become null and void and neither party shall have any obligation under this Agreement. Any such revocation must be timely executed in writing and addressed to Christopher J. Littlefield, Executive Vice President & General Counsel, AmerUs Group Co., 699 Walnut Street, Suite 2000, Des Moines, Iowa 50309 and postmarked within seven (7) days following your execution of this Agreement. This Agreement shall not become effective or enforceable, and no benefits or payments shall become due hereunder until your right of revocation has been extinguished.

If this accurately reflects your understanding of our Agreement, please sign both originals of this letter and return one fully signed original within twenty-one (21) days from the date you receive this document to Christopher Littlefield, whom you may also email at Chris.Littlefield@AmerUs.com if you have questions.

Employee	AmerUs Group Co.

/s/ Melinda Urion	By:	/s/ Thomas C. Godlasky
Melinda Urion		Thomas C. Godlasky,
President & CEO

Exhibit A

Final Separation Agreement

This will confirm our understanding and final agreement (“Final Separation Agreement”) with respect to the termination of your employment with AmerUs Group Co. (“AmerUs”):

1.	A form of this Final Separation Agreement was attached to the Separation and Release Agreement you entered into with AmerUs on ______, 2006 (the "Separation Agreement").

2.

When this Final Separation Agreement has been completely executed and delivered and the revocation period described in Paragraph 4 hereof has passed, you shall be entitled to receive immediately a payment in the aggregate amount of $25,000 plus an amount equal to your unvested account balance in the Savings & Retirement Plan, if any balance is unvested after taking into account vesting which may occur upon such termination pursuant to such plan's provisions (such aggregate amount, the "Final Separation Payment"), which shall be in addition to the Initial Separation Payment provided in the Separation Agreement. You agree that the Final Separation Payment is consideration in addition to any amounts to which you are already entitled and that this consideration is adequate and satisfactory in exchange for the assurances you make in this Final Separation Agreement.

3.

The Separation Agreement is now attached hereto as Exhibit A and hereby incorporated and made a part of this Final Separation Agreement, including, but not limited to the release of all Claims set forth in Paragraph 4 of the Separation Agreement, and you agree that, with your execution of this Final Separation Agreement (and upon the provisions of this Final Separation Agreement becoming effective and enforceable after the revocation period described in Paragraph 4 hereof has passed), said release shall cover any and all Claims associated with your entire employment with AmerUs and your actual separation from such employment, including, but not limited to, any Claims arising from the date on which you initially signed the Separation Agreement through your Last Date of Employment with AmerUs.

4.

You acknowledge you have been given more than twenty-one 21 days to consider entering into this Final Separation Agreement and that you have seven (7) days after your execution of this Final Separation Agreement to revoke such execution, in which case this Final Separation Agreement shall become null and void and AmerUs shall have no obligation under Paragraph 2 of this Final Separation Agreement. Any such revocation must be timely executed in writing and addressed to Christopher Littlefield, Executive Vice President & General Counsel, AmerUs Group C., 699 Walnut Street, Suite 2000, Des Moines, Iowa 50309 and postmarked within seven (7) days following your execution of this

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Final Agreement. No provision of this Final Separation Agreement, including AmerUs’ obligations under Paragraph 2 hereof, shall become effective or enforceable, until your right of revocation has been fully extinguished.

5.	You acknowledge your Last Date of Employment with AmerUs coincided with or preceded your signing of this Final Separation Agreement.

If this accurately reflects your understanding of our Final Separation Agreement, please sign both originals of this letter and return one fully signed original within twenty-one (21) days from the date you receive this document for signature to Christopher Littlefield whom you may also email at Chris.Littlefield@AmerUs.com if you have questions.

Employee	AmerUs Group Co.
_______________________	By: _____________________
Melinda Urion	Thomas C. Godlasky,
President & CEO
Date: _____________________	Date: ___________________

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Exhibit B

Amendment to

Supplemental Benefit Agreement

Section 2 of the Supplemental Benefit Agreement is amended to read, in its entirety, as follows:

"Section 2. Termination of Employment by Employee for Good Reason. If the employment of Employee is terminated by Employee for Good Reason within the two-year period immediately following a Change of Control, Employee shall be entitled to the Severance Payment and the Continued Benefits."

Section 3 of the Supplemental Benefit Agreement is amended to read, in its entirety, as follows:

"Section 3. Termination of Employment by Employer Without Cause. If the employment of Employee is terminated by Employer within the two-year period immediately following a Change of Control, and such termination is not for Cause as described in Section 4 hereof, Employee shall be entitled to the Severance Payment and the Continued Benefits."

The last sentence of Section 7 of the Supplemental Benefit Agreement is amended to read, in its entirety, as follows:

"In addition, Employee shall be fully vested in all of the Employee's account in the All(AmerUs Supplemental Executive Retirement Plan."

The phrase "and the acceptance by Employee of an offer of Comparable Employment" is deleted from the first sentence of Section 23 of the Supplemental Benefit Agreement.

The definitions of "Comparable Employment", "Good Reason" and "Material Event" are deleted from Exhibit A to the Supplemental Benefit Agreement, in their entirety, and the following revised definition of "Good Reason" is added to Exhibit A:

"Good Reason" shall mean a reduction in the amount of Employee's Base Compensation without Employee's express written consent."

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